SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 10-K

               Annual Report Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934


   For the Fiscal Year Ended                           Commission File
   December 31, 1994                                   No. 1-11632


                           AMERICAN ANNUITY GROUP, INC.


   Incorporated under                                  IRS Employer I.D.
   the Laws of Delaware                                No. 06-1356481

                  250 East Fifth Street, Cincinnati, Ohio 45202
                                  (513) 333-5300


   Securities Registered Pursuant to Section 12(b) of the Act:
                                                       Name of Each Exchange
       Title of Each Class                             on which Registered
       Common Stock, Par Value $1.00 Per Share         New York
       9-1/2% Senior Notes due August 15, 2001         New York
       11-1/8% Senior Subordinated Notes due
          February 1, 2003                             New York


   Securities Registered Pursuant to Section 12(g) of the Act:  None


       Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such
   filing requirements for the past 90 days.  Yes  X   No

       Indicate by  check mark if  disclosure of delinquent  filers pursuant to
   Item 405 of Regulation S-K is not contained herein, and need not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

       As of February 28, 1995, there were 39,141,080 shares of the Registrant's Common Stock outstanding. The aggregate market value of Common Stock held by non-affiliates at that date was approximately $75.4 million based upon non-affiliate holdings of 7,268,359 shares and a market price of $10.38 per share.


                       Documents Incorporated by Reference:

       Proxy Statement for the 1995 Annual Meeting of Shareholders (portions of which are incorporated by reference into Part III hereof).

                           AMERICAN ANNUITY GROUP, INC.

                              INDEX TO ANNUAL REPORT

                                   ON FORM 10-K


   Part I
                                                                      Page
   Item 1.  Business
             Introduction                                               1
             GALIC                                                      1
             Discontinued Manufacturing Operations                     11
             Employees                                                 11
   Item 2.  Properties                                                 11
   Item 3.  Legal Proceedings                                          13
   Item 4.  Submission of Matters to a Vote of Security Holders         *


   Part II

   Item 5.  Market for Registrant's Common Equity and Related
             Stockholder Matters                                       13
   Item 6.  Selected Financial Data                                    14
   Item 7.  Management's Discussion and Analysis of Financial
             Condition and Results of Operations                       15
   Item 8.  Financial Statements and Supplementary Data                20
   Item 9.  Changes in and Disagreements with Accountants on
             Accounting and Financial Disclosure                        *


   Part III

   Item 10. Directors and Executive Officers of the Registrant         20
   Item 11. Executive Compensation                                     20
   Item 12. Security Ownership of Certain Beneficial Owners and
             Management                                                20
   Item 13. Certain Relationships and Related Transactions             20


   Part IV

   Item 14. Exhibits, Financial Statement Schedules, and Reports
              on Form 8-K                                              S-1










   * The response to this item is "none".

                                      PART I

                                      ITEM 1



                                     Business

   Introduction

   American Annuity Group, Inc. ("AAG" or "the Company") is a holding company whose primary asset is the capital stock of Great American Life Insurance Company ("GALIC").

   American Annuity is the successor to STI Group, Inc., formerly known as Sprague Technologies, Inc. ("STI"). STI was formed in May 1987 by American Premier Underwriters, Inc., formerly known as The Penn Central Corporation, for the purpose of divesting its electronics components businesses. STI subsequently sold substantially all of its assets and retired its debt, netting approximately $100 million in cash and cash equivalents.

   On December 31, 1992, STI purchased 100% of the capital stock of GALIC from Great American Insurance Company ("GAI") for $468 million. The purchase was financed with (a) $230 million of borrowings, (b) $156 million of new equity raised from the sale of common and preferred stock to GAI, and (c) available cash. American Financial Corporation ("AFC"), the parent of GAI, beneficially owned approximately 80% of American Annuity's Common Stock at March 1, 1995.

   In 1994, AAG and GALIC formed or acquired several small subsidiaries with combined total assets of approximately $40 million, including the following:
   Lifestyle Financial Investments, Inc. and T'N'T Marketing, Inc., third-party marketers of annuities through financial institutions; Western Pacific Life Insurance Company and Carillon Life Insurance Company, two annuity companies acquired principally for their insurance licenses; and AAG Securities, Inc., a broker-dealer licensed to sell mutual funds and variable annuities. The total investment in these companies was approximately $15 million.

   GALIC

   GALIC was incorporated  in New  Jersey in  1959 and redomiciled  as an  Ohio corporation in 1982. GALIC entered the tax-deferred annuity business in 1976; prior to that time it wrote primarily whole-life, term-life, and accident and health insurance policies. GALIC is currently rated "A" (Excellent) by A.M. Best.

   Annuities are long-term retirement savings plans that benefit from interest accruing on a tax-deferred basis. The issuer of the annuity collects contributions, credits interest on the policy and pays out a benefit upon death, surrender or annuitization.

   Annuity contracts can be either fixed rate or variable rate. With a fixed rate annuity, an interest crediting rate is set by the issuer, periodically reviewed by the issuer, and changed from time to time as determined to be appropriate. With a variable rate annuity, the value of the policy is tied to an underlying securities portfolio or other performance index. GALIC has not issued variable annuities in the past.

   GALIC sells annuities primarily to employees of qualified not-for-profit organizations under Section 403(b) of the Internal Revenue Code. These employees are eligible to save for retirement through contributions made on a before-tax basis. Contributions are made at the discretion of the participants through payroll deductions or through tax-free "rollovers" of funds. Federal income taxes are not payable on contributions or earnings until amounts are withdrawn.

   The following table (in  millions) presents information concerning GALIC  in accordance with generally accepted accounting principles ("GAAP"), unless otherwise noted.

                                          1994   1993   1992    1991   1990
     Total Assets (A)                   $5,071 $4,883 $4,436  $4,686 $3,847
     Annuity Policyholders' Funds
       Accumulated                       4,615  4,257  3,974   3,727  3,398
     Stockholders' Equity                  449    520    418     358    355
     Statutory Basis:
       Capital and Surplus                 256    251    216     219    192
       Asset Valuation Reserve (B)(C)       80     70     71     112     10
       Interest Maintenance Reserve (C)     28     36     17      -      -
     Annuity Receipts:
       Flexible Premium:
              First Year                $   39 $   47 $   48  $   67 $   73
         Renewal                           208    223    232     240    220
                                           247    270    280     307    293
       Single Premium                      196    130     80     153    238
          Total Annuity Receipts        $  443 $  400 $  360  $  460 $  531
[FN]
     (A)  Includes the following  amounts for securities purchased  in December
          and paid for in the subsequent year:   1994 - $0; 1993 - $68 million;
          1992 - $0.2 million; 1991 - $557 million and 1990 - $46 million.

     (B) For 1991 and 1990, amounts represent the Mandatory Securities Valuation Reserve.

     (C)  Allocation of surplus for statutory reporting purposes.

   GALIC markets its annuities principally to employees of educational institutions in the kindergarten through high school ("K-12") segment. Management believes that the K-12 segment is attractive because of the growth potential and persistency rate it has demonstrated.

   Sales of annuities are affected by many factors, including: (i) competitive rates and products; (ii) the general level of interest rates; (iii) the favorable tax treatment of annuities; (iv) commissions paid to agents; (v) services offered; (vi) ratings from independent insurance rating agencies; and (vii) general economic conditions.

   Annuity receipts increased in 1993 and 1994 on the strength of sales of single premium products introduced in the second half of 1992. Receipts in 1992 and 1991 were lower than in 1990 due to (i) a reduction in receipts relating to a product introduced in 1990 which encouraged rollovers of other retirement funds and (ii) unfavorable economic and market conditions, including the impact of the negative publicity associated with a number of highly publicized insolvencies in the life insurance industry.

   GALIC's Corporate Strategy

   GALIC's primary business objective is to maximize its long-term profitability through the sale of 403(b) annuities. GALIC seeks to achieve this objective through a strategy of: (i) offering annuity products that are tailored to meet its policyholders' financial needs and designed to encourage a high level of persistency; (ii) providing competitive commission structures and high-quality service in order to foster long-term relationships with its independent agents; (iii) maintaining a conservative investment portfolio in order to demonstrate financial stability to its policyholders; (iv) maintaining competitive crediting rates on annuity policies to encourage new and renewal business while achieving the desired spread between investment earnings and interest credited; (v) developing complementary distribution channels; and (vi) maintaining high ratings from independent insurance rating agencies.

   Annuity Products

   GALIC's principal products are Flexible Premium Deferred Annuities ("FPDAs") and Single Premium Deferred Annuities ("SPDAs"). FPDAs are characterized by premium payments that are flexible in amount and timing as determined by the policyholder. SPDAs are issued in exchange for a one-time lump-sum premium payment. Since January 1, 1990, approximately three-fourths of GALIC's SPDA receipts have resulted from rollovers of tax-deferred funds previously maintained by policyholders with other insurers. In 1994, FPDAs accounted for approximately 55% of GALIC's total annuity receipts.

   Tax-qualified premiums represented 85% of GALIC's total premiums written in 1994; written premiums from the K-12 segment represented approximately three-fourths of GALIC's total tax-qualified premiums in 1994. The following table summarizes GALIC's written premiums and policyholder benefit reserves on a statutory basis by product line (dollars in millions).

                                                          Policyholder
                               1994 Premiums Written   Benefit Reserves at
                                First           % of    December 31, 1994
                                 Year  Renewal Total       Amount    %
     Flexible Premium:
       403(b) Single-tier          $ 24 $ 30   12.1%       $  134   2.9%
       403(b) Two-tier               13  171   41.4         2,808  60.1
       Other Single-tier              0    1    0.2            45   1.0
       Other Two-tier                 2    6    1.8           199   4.2
           Total                     39  208   55.5         3,186  68.2

     Single Premium:
       403 (b) Single-tier           39   -     8.7            12   0.3
       403 (b) Two-tier              36   -     8.1           430   9.2
       Other Single-tier             25   -     5.6            39   0.8
       Other Two-tier                96   -    21.6           704  15.1
         Total                      196   -    44.0         1,185  25.4

     Annuities in Payout             -    -      -            277   5.9
     Life, Accident & Health         -     2    0.5            22   0.5
         Total                     $235 $210  100.0%       $4,670 100.0%

   At December 31, 1994, approximately 94% of GALIC's policyholder liabilities consisted of fixed rate annuities which offered a minimum interest rate guarantee of 4%. GALIC's new products offer a minimum guaranteed rate of 3%. All of GALIC's annuity policies permit GALIC to change the crediting rate at any time (subject to the minimum guaranteed interest rate). In determining the frequency and extent of changes in the crediting rate, GALIC takes into account the profitability of its annuity business and the relative competitive position of its products.

   GALIC seeks to maintain a desired spread between the yield on its investment portfolio and the rate it credits to its policies. GALIC accomplishes this by (i) offering crediting rates which it has the option to change, (ii) designing annuity products that encourage persistency and (iii) maintaining an appropriate matching of assets and liabilities. Tax-qualified annuity policyholders maintain access to their funds without incurring penalties through provisions in the contracts which allow policy loans.




   In addition to its use of two-tier structures explained below, GALIC imposes certain surrender charges and front-end fees during the first five to ten years of a policy to discourage customers from surrendering or withdrawing funds in those early years. As a result of these features, GALIC's annuity surrenders have averaged approximately 8% of statutory reserves over the past five years. The following table illustrates GALIC's annual persistency rates for its major products over the past five years.

                                                Persistency Rates
     Product Group                    1994    1993    1992    1991    1990
     Flexible Premium                 92.5%   92.0%   90.6%   89.3%   91.2%
     Single Premium                   93.5    93.3    93.8    92.8    92.6

   GALIC's persistency rates have been helped by the permanent surrender charge inherent in the two-tier design of many of GALIC's products. Two account values are maintained for two-tier annuities -- the annuitization (or upper-tier) value and the surrender (or lower-tier) value.

   With some two-tier annuities, the annuitization value and the surrender value are the same at inception of the policy, but since each value accumulates interest at a different rate, over time, the annuitization value will grow to an amount which is greater than the surrender value. Other two-tier annuities credit the same interest rate to both the surrender and the annuitization value but withhold a portion of the first-year premiums when calculating the surrender value, but not the annuitization value.

   The annuitization value is paid only if the policyholder chooses to annuitize (withdraw funds in a series of periodic payments for at least the minimum number of years specified in the policy). If a lump sum payment is chosen by the policyholder, the surrender value is paid.

   GALIC's two-tier annuities are particularly attractive to policyholders who intend to utilize funds accumulated to provide retirement income since the annuitization value is accumulated at a competitive long-term interest rate.


   As a result of recent regulatory and market concerns regarding two-tier products in general, GALIC is also selling new products which feature a single-tier design. After the initial surrender charges have been reduced to zero, single-tier annuities have only one value which is available whether the policy is surrendered or annuitized.

   Management believes that over time, as the policyholder population ages, the percentage of policyholders annuitizing will increase.

   Marketing and Distribution

   GALIC markets its annuity products through over 50 managing general agents ("MGAs") who, in turn, direct approximately 900 actively producing independent agents. GALIC has developed its business since 1980 on the basis of its relationships with MGAs and independent agents primarily through a consistent marketing approach and responsive service.

   GALIC seeks to attract and retain MGAs who are experienced and highly motivated and who consistently place a high volume of the types of annuities offered by GALIC. Toward this end, GALIC has established a "President's Advisory Council" consisting of 10 of the top producers each year, all of whom must market primarily GALIC products. The President's Advisory Council serves as a major influence on new product design and marketing strategy.

   To extend the distribution of GALIC annuities to a broader customer base, the Company is developing a Personal Producing General Agent ("PPGA") distribution system. Approximately 140 PPGAs are contracted to sell GALIC annuities to both qualified and non-qualified customers. These new appointments will give the Company the opportunity to expand the premium writings in those territories not served by an MGA. In addition, new subsidiaries, Lifestyle Financial Investments, Inc. and T'N'T Marketing, Inc. are expanding the Company's efforts to sell single premium, non-qualified products through financial institutions.

   GALIC's strategy is to offer its agents competitive commission rates and to provide prompt processing of agent requests, with the objective of attracting and retaining agents on the basis of service, as well as compensation. Commissions paid on first year premiums are significantly higher than those paid on renewal premiums. Commissions are generally lower for sales of annuities to older policyholders, reflecting the lower profit potential available from policyholders who maintain their funds with GALIC for a shorter period.

   GALIC is licensed to sell its products in all states (except New York) and in the District of Columbia and Virgin Islands. The geographical distribution of GALIC's annuity premiums written in 1994 compared to 1990 was as follows (dollars in millions):

                                           1994                 1990
     State                           Premiums   %          Premiums   %
     California                        $ 91   20.6%           $111  20.9%
     Michigan                            40    9.0              62  11.7
     Florida                             38    8.6              40   7.5
     Massachusetts                       35    7.9              48   9.0
     Ohio                                27    6.1              20   3.8
     Connecticut                         20    4.5              36   6.8
     Minnesota                           20    4.5               *     *
     New Jersey                          20    4.5              29   5.5
     Washington                          16    3.6               *     *
     Illinois                            14    3.2              18   3.4
     North Carolina                      13    2.9               *     *
     Texas                               11    2.5              47   8.9
     Rhode Island                         9    2.0              14   2.6
     All others, each less than 2%       89   20.1             106  19.9

                                       $443  100.0%           $531 100.0%
[FN]
   * less than 2%

   At December 31, 1994, GALIC had approximately 250,000 annuity policies in force, nearly all of which were individual contracts. GALIC's policyholders are employees of over 7,300 institutions nationwide.

   Investments

   GALIC's annuity products are structured to generate a stable flow of investable funds. GALIC earns a spread by investing these funds at an investment earnings rate in excess of the crediting rate payable to its policyholders.

   Investments comprise approximately 96% of assets and are the principal source of income. Fixed income securities (including policy loans, mortgage loans and short-term investments) comprise over 98% of the Company's investment portfolio.

   Risks inherent in connection with fixed income securities include loss upon default and market price volatility. Factors which can affect the market price of these securities include: (i) creditworthiness of issuers; (ii)



   changes in market interest rates; (iii) the number of market makers and investors; and (iv) defaults by major issuers of securities.

   The Company's investment strategy emphasizes high quality fixed income securities which management believes should produce a relatively consistent and predictable level of investment income.

   The Ohio Insurance Code contains rules governing the types and amounts of investments which are permissible for Ohio life insurers. These rules are designed to ensure the safety and liquidity of the insurers' investment portfolios by placing restrictions on the quality, quantity and diversification of permitted investments.

   The National Association of Insurance Commissioners ("NAIC") assigns quality ratings to publicly traded as well as privately placed securities. These ratings range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows the Company's fixed maturity portfolio at market value by NAIC designation (and comparable Standard & Poor's Corporation rating) at December 31:

             NAIC
             Rating Comparable S&P Rating             1994  1993   1992
               1    AAA, AA, A                         59%   58%    67%
               2    BBB                                35    37     24
                         Total investment grade        94    95     91
               3    BB                                  4     4      5
               4    B                                   2     1      4
               5    CCC, CC, C                          *     *      *
               6    D                                   -     -      *
                         Total non-investment grade     6     5      9
                         Total fixed maturities       100%  100%   100%
[FN]
   * less than 1%

   AAG's primary investment objective in selecting securities for its fixed maturity portfolio is to optimize interest yields while maintaining an appropriate relationship of maturities between assets and expected liabilities. The Company invests in bonds that have primarily intermediate-term maturities. This practice provides flexibility to respond to fluctuations in the marketplace.

   At December 31, 1994, the average maturity of AAG's fixed maturity investments was approximately 7-1/2 years (including mortgage-backed securities, which had an estimated average life of approximately 8-1/2 years). The table below sets forth the maturities of the Company's fixed maturity investments based on their carrying value.

             Maturity                                1994  1993
             One year or less                           *     *
             After one year through five years         15%   10%
             After five years through ten years        44    43
             After ten years                           13    12
                                                       72    65
             Mortgage-backed securities                28    35
                                                      100%  100%
[FN]
   * less than 1%

   The following table shows the performance of the investment portfolio, excluding equity investments in affiliates (dollars in millions):

                                                     1994  1993   1992

             Average cash and investments at cost  $4,744$4,455 $4,078
             Gross investment income                  377   358    334
             Realized gains                             -    35     27

             Percentage earned:
               Excluding realized gains               7.9%  8.0%   8.2%
               Including realized gains               7.9%  8.8    8.9

   AAG's investment portfolio is managed by a subsidiary of AFC which charges a management fee limited to a maximum of one-tenth of one percent of invested assets.

   Independent Ratings

   GALIC is currently rated "A" (Excellent) by A.M. Best and "A+" (High claims paying ability) by Duff & Phelps. Publications of A.M. Best indicate that an "A" rating is assigned to those companies which in A.M. Best's opinion have achieved excellent overall performance when compared to the standards established by A.M. Best as norms of the life insurance industry and which generally have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, independent rating agencies review the company's profitability, leverage and liquidity, as well as the company's book of business, the quality and estimated market value of its assets, the adequacy of its policy reserves and the experience and competency of its management. Their ratings are based upon factors of concern to policyholders and agents and are not directed toward the protection of investors.

   Management believes that the ratings assigned to GALIC by independent insurance rating agencies are important because potential policyholders often use a company's rating as an initial screening device in considering annuity products. Management also believes that the majority of purchasers of 403(b) annuities would not be willing to purchase annuities from an issuer that had an A.M. Best rating below certain levels. In addition, certain school districts, hospitals and banks do not allow insurers with an A.M. Best rating below certain levels to sell annuity products through their institutions.

   Policy Liabilities and Reserves

   GALIC establishes and carries reserves to meet future obligations under its annuity policies. GALIC's $4.6 billion liability for accumulated policyholders' funds at December 31, 1994, is calculated based upon assumptions of future interest rate spreads expected to be realized and expected mortality, maturity and surrender rates to be experienced on the annuity policies in force. Annuity premiums are recorded under GAAP as increases to the liability for accumulated policyholders' funds rather than as revenues. Accumulated interest also increases this liability. Benefit payments are recorded as decreases to this liability instead of as expenses.

   Competition

   GALIC operates in a highly competitive environment. More than 100 insurance companies offer tax-deferred annuities. GALIC competes with other insurers and financial institutions based on many factors, including ratings, financial strength, reputation, service to policyholders, product design (including interest rates credited), commissions and service to agents. Since GALIC markets and distributes policies through independent agents, it must also compete for agents. Management believes that consistently targeting the same market and emphasizing service to agents and policyholders give GALIC a competitive advantage.

   No single insurer dominates the marketplace. Competitors include (i) individual insurers and insurance groups, (ii) mutual funds and (iii) other financial institutions of varying sizes, some of which are mutual insurance companies possessing competitive advantages in that all of their profits inure to their policyholders, and many of which possess financial resources substantially in excess of those available to GALIC. In a broader sense, GALIC competes for retirement savings with a variety of financial institutions offering a full range of financial services. Financial institutions have demonstrated a growing interest in marketing investment and savings products, other than traditional deposit accounts. In addition, recent judicial and regulatory decisions have expanded powers of financial institutions in this regard. It is too early to predict what impact, if any, these developments will have on GALIC.

   Regulation

   GALIC is subject to comprehensive regulation under the insurance laws of the States of Ohio and California and the other states in which it operates. These laws, in general, require approval of the particular insurance regulators prior to certain actions such as the payment of dividends in excess of statutory limitations, continuing service arrangements with affiliates and certain other transactions. Regulation and supervision are administered by a state insurance commissioner who has broad statutory powers with respect to granting and revoking licenses, approving forms of insurance contracts and determining types and amounts of business which may be conducted in light of the financial strength and size of the particular company. State insurance departments conduct periodic financial examinations of insurance companies. GALIC's state of domicile, Ohio, requires that examinations be conducted at least every three years; its most recent examination was for the three-year period ended December 31, 1993. State insurance laws also regulate the character of each insurance company's investments, reinsurance and security deposits.

   GALIC may be required, under the solvency or guaranty laws of most states in which it does business, to pay assessments (up to certain prescribed limits) to fund policyholder losses or liabilities of insurance companies that become insolvent. These assessments may be deferred or forgiven under most
   guaranty                             8
   laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes. The incurrence and amount of such assessments have increased in recent years. In connection with the GALIC purchase, GALIC's costs for state guarantee funds are set at $1 million per year for a five-year period with respect to insurance companies in receivership, rehabilitation, liquidation or similar situations at December 31, 1992. For any year in which GALIC pays more than $1 million to the various states, GAI will reimburse GALIC for the excess assessments. For any year in which GALIC pays less than $1 million, AAG will pay GAI the difference between $1 million and the assessed amounts. GALIC paid $2.0 million and $2.2 million in assessments in 1994 and 1993, respectively. Accordingly, GALIC recorded receivables from GAI of $1.0 million for 1994 and $1.2 million for 1993.

   The Ohio Department of Insurance is GALIC's principal regulatory agency. GALIC is deemed to be "commercially domiciled" in California based on past premium volume written in the state and, as a result, is subject to certain provisions of the California Insurance Holding Company laws, particularly those governing the payment of stockholder dividends, changes in control and intercompany transactions. An insurer's status as "commercially domiciled" is determined annually under a statutory formula. GALIC's status may change in California in the future if its premium volume there decreases to below



   20% of its overall premium volume over the most recent three years.

   The NAIC is an organization comprised of the chief insurance regulator for each of the 50 states and the District of Columbia. One of its major roles is to develop model laws and regulations affecting insurance company operations and encourage uniform regulation through the adoption of such models in all states. As part of the overall insurance regulatory process, the NAIC forms numerous task forces to review, analyze and recommend changes to a variety of areas affecting both the operating and financial aspects of insurance companies. Recently, increased scrutiny has been placed upon the insurance regulatory framework, and a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and their holding company systems. In light of recent legislative developments, the NAIC and state insurance regulators have also become involved in a process of re-examining existing laws and regulations and their application to insurance companies. Legislation has also been introduced in Congress which could result in the federal government's assuming some role in the insurance industry, although none has been enacted to date.

   In 1990, the NAIC began an accreditation program to ensure that states have adequate procedures in place for effective insurance regulation, especially with respect to financial solvency. The accreditation program requires that a state meet specific minimum standards in over 15 regulatory areas to be considered for accreditation. The accreditation program is an ongoing process and once accredited, a state must enact any new or modified standards approved by the NAIC within two years following adoption. As of December 31, 1994, 44 states, including Ohio and California, were accredited.

   In December 1992, the NAIC adopted a model law enacting risk-based capital formulas which became effective in 1993. The model law sets thresholds for regulatory action, and currently GALIC's capital significantly exceeds risk-based capital requirements. If the NAIC elects to impose more stringent risk-based capital rules in the future, GALIC's ability to pay dividends could be adversely affected.

   The current NAIC model for extraordinary dividends requires prior regulatory approval of any dividend that exceeds the "lesser of" 10% of statutory surplus or 100% of the prior year's net gain from operations. The NAIC has approved eight alternative provisions which may be considered "substantially similar" to the model. The NAIC model or one of the alternatives must be adopted by a state in order to be accredited by the NAIC.

   In October 1993, Ohio revised its dividend law to adopt one of the eight alternatives. The standard in Ohio requires 30 days prior notice of any dividend which, together with all such amounts paid in the preceding twelve months, exceeds the "greater of" 10% of statutory surplus or 100% of the prior year's net income, but not exceeding earned surplus as of the prior year-end. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations. These considerations include the impact of dividends on surplus, which could affect (i) an insurer's ratings,
   (ii) its competitive position and (iii) the amount of premiums that can be written. Furthermore, the Ohio Insurance Department has broad discretion to limit the payment of dividends by insurance companies domiciled in Ohio.

   California amended its dividend law effective January 1, 1994, adopting one of the alternative provisions approved by the NAIC. Under the new California law, approval is required for dividends which exceed the "greater of" 10% of statutory surplus or 100% of "net gain from operations", but not exceeding earned surplus, in any twelve month period.

   The NAIC has been considering the adoption of a model investment law for several years. A draft of the model law was released for comment in 1994. It is not possible to predict the content of the final law. However, based on the draft released in 1994, it is not expected that the final law will have a material impact on the investment activities of GALIC.

   In 1991, the NAIC adopted additional disclosure requirements relating to the marketing and sale of two-tier annuities. Certain states have adopted regulations or interpreted existing regulations to restrict the sale of two-tier annuity products or impose limitations on the terms of such products that make their sale less attractive to GALIC. To date, these additional disclosure requirements and restrictions have not had a material impact on GALIC's business. The NAIC is also considering the adoption of actuarial guidelines with respect to two-tier annuity products. In connection with the sale of GALIC, GAI is obligated to neutralize the financial effects of implementing any such guidelines on GALIC's statutory earnings and capital, except for the initial, one-time impact on GALIC's statutory earnings. GAI's obligations will apply only to GALIC's annuity business at the date of adoption and only if the guidelines are (i) adopted prior to January 1, 1996, or (ii) on the NAIC agenda for adoption as of December 31, 1995, and actually adopted on or prior to December 31, 1996. Management believes it is likely that these guidelines will be adopted by December 31, 1995 and should not have a significant impact on GALIC's financial condition.

   Discontinued Manufacturing Operations

   Prior to 1993, the Company sold nearly all of its manufacturing operations. At December 31, 1994, the Company owned a small foreign electronic components manufacturer which is being held for sale.

   Certain  manufacturing facilities  are  still  owned by  the  Company.   See
   "Properties" below.

   Employees

   As of December 31, 1994, AAG and its subsidiaries employed approximately 440
   persons.   None of  the employees  are represented  by a labor  union.   AAG
   believes that its employee relations are excellent.


                                      ITEM 2

                                    Properties

   Location

   In 1993, AAG and GALIC moved their offices to Cincinnati from Stamford, Connecticut and Los Angeles, California, respectively.

   AAG and GALIC rent office space in Cincinnati totaling approximately 90,000 square feet under leases expiring in 1996 through 1999. Management believes that its corporate offices are generally well maintained and adequate for the Company's present needs.

   The material properties of the Company's former manufacturing operations are listed below.
                                                                      Lease



                           Interior                                Expiration
       Location            Square Feet             Use            (if leased)
     Discontinued operations:
       North Adams, MA       154,000   Manufacturing facility        Owned
       Hudson, NH            121,400   Manufacturing facility      March 2003
       Concord, NH           113,000   Manufacturing facility        Owned
       Hillsville, VA        102,000   Manufacturing facility        Owned
       Ronse, Belgium         85,000   Manufacturing facility        Owned
       Longwood, FL           60,000   Manufacturing facility        Owned
       North Adams, MA        44,000   R & D facility                Owned
       North Adams, MA        22,000   Manufacturing facility      January 1998

   Most of the manufacturing facilities are still owned and are currently being leased to companies using them for manufacturing operations. The Company is attempting to sell or extend leases on these facilities. In addition to the facilities listed above, the Company has agreed to contribute a facility in North Adams, Massachusetts which has been vacant for several years to a not-for-profit entity which intends to develop the property into a multi-discipline art center.

   Environmental Matters

   Federal and state laws and regulations, including the federal Comprehensive Environmental Response, Compensation, and Liability Act and similar state laws, impose liability on the Company (as the successor to Sprague) for the investigation and cleanup of hazardous substances disposed of or spilled by its discontinued manufacturing operations, at facilities still owned by the Company and facilities transferred in connection with the sales of certain operations, as well as at disposal sites operated by third parties. In addition, the Company has indemnified the purchasers of its former operations for the cost of such activities. At several sites, the Company is conducting cleanup activities of soil and ground water contamination in accordance with consent agreements between the Company and state environmental agencies. The Company has also conducted or is aware of investigations at a number of other locations of its former operations that have disclosed environmental contamination that could cause the Company to incur additional investigative, remedial and legal costs. The Company has also been identified by state and federal regulators as a potentially responsible party at a number of other disposal sites.

   Based on the costs incurred by the Company over the past several years and discussions with its independent environmental consultants, management believes that reserves recorded are sufficient in all material respects to satisfy the known liabilities. However, the regulatory standards for clean-up are continually evolving toward more stringent requirements. In addition, many of the environmental investigations at the Company's former operating locations and third-party sites are still preliminary, and where clean-up plans have been proposed, they have not yet received full approval from the relevant regulatory agencies. Further, the presence of Company-generated wastes at third-party disposal sites exposes the Company to joint and several liability for the potential additional costs of cleaning up wastes generated by others. Accordingly, there can be no assurance that the costs of environmental clean-up for the Company may not be significantly higher in future years, possibly necessitating additional charges.

   The Maine Department of Environmental Protection has issued a proposed Administrative Consent Agreement and Enforcement Order calling for a
   $328,000 fine based on alleged 1991 violations of certain reporting regulations. The Company is working with the Department of Environmental Protection to resolve this matter and is negotiating the amount of the fine.



   There are certain other claims involving the Company, including claims relating to the generation, disposal or release into the environment of allegedly hazardous substances. In management's opinion, the outcome of these claims will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

                                      ITEM 3

                                Legal Proceedings

   AAG and GALIC are subject to litigation and arbitration in the normal course
   of business.   GALIC is not  a party to  any material pending  litigation or arbitration.

   See  "Item  2:    Properties  -  Environmental  Matters"  for  a  discussion concerning certain environmental claims and litigation against the Company.



                                     PART II

                                      ITEM 5

                      Market for Registrant's Common Equity
                         and Related Stockholder Matters

   AAG's Common Stock  is listed and traded  principally on the New  York Stock
   Exchange ("NYSE")  under  the symbol  AAG.   On  March 1,  1995, there  were
   approximately 10,000 holders of record of Common Stock. The following table sets forth the range of high and low sales prices for the Common Stock on the NYSE Composite Tape.
                                     1994                 1993
                                 High      Low        High      Low
     First Quarter             $10.63    $8.75      $11.38    $5.63
     Second Quarter             10.00     8.38       11.38     8.75
     Third Quarter              10.00     8.88       11.00     7.88
     Fourth Quarter              9.63     8.88       10.38     8.25

   AAG's dividend  paying  capability  is  limited by  certain  customary  debt covenants to amounts based on cumulative earnings and losses, debt repurchases, capital transactions and other items. The Company paid annual dividends of $.06 per share in 1994 and $.05 per share in 1993. Although no future dividend policy has been determined, management believes the Company will continue to have the capability to pay similar dividend amounts.

                                      ITEM 6

                             Selected Financial Data

   The following financial data have been summarized from, and should be read in conjunction with, the Company's consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data reflects the purchase of GALIC as of December 31, 1992 (in millions, except per share amounts).

   Operations Statement Data:           1994     1993     1992    1991    1990
   Total revenues                     $371.2   $387.2     $3.6    $1.9    $0.4
   Income (loss) from continuing
     operations                         40.9     53.0     (9.0)   (4.7)   (6.0)
   Loss from discontinued operations    (2.6)    (9.6)   (16.8)  (47.8)  (43.3)
   Extraordinary items                  (1.7)    (3.4)      -       -       -
   Changes in accounting principle      (0.5)      -      (3.1)     -       -
   Net income (loss)                  $ 36.1   $ 40.0   ($28.9) ($52.5) ($49.3)

   Earnings (loss) per common share:
     Continuing operations             $1.05    $1.41   ($0.50) ($0.26) ($0.33)
     Discontinued operations            (.07)    (.27)    (.94)  (2.66)  (2.37)
     Extraordinary items                (.05)    (.10)      -       -       -
     Changes in accounting
       principle                        (.01)      -      (.17)     -       -
     Net income (loss)                 $0.92    $1.04   ($1.61) ($2.92) ($2.70)

   Cash dividends per common share     $0.06    $0.05    $0.05   $0.05   $0.05

   Balance Sheet Data:
   Total assets                     $5,089.9 $4,913.8 $4,480.4  $170.1  $294.8
   Notes payable                       183.3    225.9    230.9    27.9    30.6
   Net unrealized gains (losses)
     included in stockholders'
     equity                            (29.0)    56.9     28.4      -       -
   Total stockholders' equity          204.4    250.3    186.6   108.5   171.8

                                      ITEM 7

                       Management's Discussion and Analysis
                 of Financial Condition and Results of Operations

   General

   Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of AAG's financial condition and results of operations. This discussion should be read in conjunction with the financial statements beginning on page F-1.

   AAG is organized as a holding company with nearly all of its operations being conducted by Great American Life Insurance Company ("GALIC"). The parent corporation, however, has continuing expenditures for administrative expenses, corporate services, liabilities in connection with discontinued operations and, most importantly, for the payment of interest and principal on borrowings. Since its continuing business is financial in nature, AAG does not prepare its consolidated financial statements using a current-noncurrent format. Consequently, certain traditional ratios and financial analysis tests are not meaningful.

   Liquidity and Capital Resources

   Ratios AAG's ratio of earnings to fixed charges was 4.0 in 1994 and 4.7 in 1993. The ratio of AAG's consolidated debt to equity excluding the effects of unrealized gains and losses on stockholders' equity was .79, 1.17 and
   1.46 at December 31, 1994, 1993 and 1992, respectively. These same ratios including the effects of unrealized gains and losses were .90, .90 and 1.24, respectively.

   The National Association of Insurance Commissioners ("NAIC") has adopted a model law enacting risk-based capital ("RBC") formulas and setting thresholds for regulatory action. At December 31, 1994 and 1993, GALIC's capital ratios significantly exceeded RBC requirements.

   Sources and Uses  of Funds  AAG's ability  to make payments of  interest and principal on its debt and other holding company costs is dependent on payments from GALIC in the form of capital distributions and income tax payments. In 1994, AAG received $26.6 million in tax allocation payments and $44.0 million in capital distributions from GALIC.

   The amount of capital distributions which can be paid by GALIC is subject to restrictions relating to capital and surplus and statutory net income. In addition, any dividend or distribution paid from other than earned surplus is considered an extraordinary dividend and may be paid only after prior regulatory approval. (See Note K to the financial statements.) The maximum amount of dividends payable by GALIC in 1995 without prior regulatory approval is approximately $49.7 million. In January 1995, GALIC paid a capital distribution of $16.8 million to AAG.

   In connection with the acquisition of GALIC on December 31, 1992, AAG sold Common and Preferred Stock to GALIC's parent for $156 million in cash. The proceeds of those stock sales together with $230 million in new borrowings and most of the accumulated cash funds of the Company were used to purchase GALIC. The total cost to acquire GALIC was approximately $486 million, including transaction costs and fees of $17.4 million.

   The borrowings used to fund the GALIC acquisition were repaid during 1993 from the sales of $125 million of 11-1/8% Senior Subordinated Notes due 2003 and $100 million of 9-1/2% Senior Notes due 2001.

   In 1994, AAG (i) issued 4.0 million shares of Common Stock in exchange for all of its Preferred Stock and $7.1 million principal amount of its notes and (ii) repurchased $70.0 million principal amount of its notes (including $14 million purchased by GALIC).

   AAG has a $50 million revolving bank line under which $30.0 million was outstanding at December 31, 1994 and $25.5 million at March 1, 1995. Amounts outstanding under this agreement bear interest at variable rates tied to either Prime or LIBOR, at the discretion of the Company. Borrowings thereunder may be used for general corporate purposes. AAG has used the amounts borrowed under the bank line primarily to repurchase its outstanding debt.

   AAG's revolving line of credit matures in 1998. The Company has no other scheduled principal maturities until 2001. Assuming no further prepayments of its debt, AAG's annual interest payments will be approximately $17.8 million in 1995, $17.7 million in 1996, 1997, 1998 and $15.5 million in 1999.

   Based upon the current level of operations and anticipated growth, AAG believes that it will have sufficient resources to meet its liquidity requirements.

   Investments The Ohio Insurance Code contains rules restricting the types and amounts of investments which are permissible for Ohio life insurers. These rules are designed to ensure the safety and liquidity of insurers' investment portfolios. The NAIC is considering the formulation of a model investment law which, if adopted, would have to be considered by Ohio for adoption. The formulation is in the preliminary stages and management believes its impact on AAG's operations will not be material.

   The NAIC assigns quality ratings to publicly traded as well as privately placed securities. At December 31, 1994, 94% of AAG's fixed maturity portfolio was comprised of investment grade bonds (NAIC rating of "1" or "2"). Management believes that the high credit quality of AAG's investment portfolio should generate a stable and predictable investment return.



   AAG invests primarily in fixed income investments which, including loans and short-term investments, comprised over 98% of its investment portfolio at December 31, 1994. AAG generally invests in securities with intermediate-term maturities with an objective of optimizing interest yields while maintaining an appropriate relationship of maturities between AAG's assets and expected liabilities. AAG's fixed maturity portfolio is classified into two categories: "held to maturity" and "available for sale". (See Note A to the financial statements.) At December 31, 1994, AAG had approximately $279 million in net unrealized losses on its fixed maturity portfolio compared to net unrealized gains of $206 million at December 31, 1993. This decrease, representing approximately 11% of the carrying value of AAG's bond portfolio, resulted from an increase in the general level of interest rates.

   During 1994, none of the Company's fixed maturity investments were non-performing. In addition, AAG has little exposure to mortgage loans and real estate, which represented only 1.5% of total assets at December 31, 1994. The majority of mortgage loans and real estate was purchased within the last two years.

   At December 31, 1994, AAG's mortgage-backed securities portfolio consisted primarily of collateralized mortgage obligations ("CMOs"), which represented approximately 28% of fixed maturity investments compared to 35% at December 31, 1993. As of December 31, 1994, interest only (I/O), principal only (P/O) and other "high risk" CMOs represented less than two-tenths of one percent of total assets. AAG invests primarily in CMOs which are structured to minimize prepayment risk. In addition, the majority of CMOs held by AAG were purchased at a discount to par value. Management believes that the structure and discounted nature of the CMOs will minimize the effect of prepayments on earnings over the anticipated life of the CMO portfolio.

   Substantially all of AAG's CMOs are AAA-rated by Standard & Poor's Corporation and are collateralized primarily by GNMA, FNMA and FHLMC single-family residential pass-through certificates. The market in which these securities trade is highly liquid. Aside from interest rate risk, AAG does not believe a material risk (relative to earnings or liquidity) is inherent in holding such investments.

   Results of Operations

   General GALIC was acquired by AAG on December 31, 1992; accordingly, its results are not included in the Company's statement of operations prior to 1993. Following is a condensed statement of operating earnings, excluding realized gains and losses and the 1993 provision for relocation expense (in millions):

                                                          1994     1993
       Operating revenues                               $371.3   $351.7
       Operating expenses:
         Benefits to annuity policyholders              (241.9)  (228.6)
         Interest and other debt expenses                (21.4)   (22.6)
         Amortization of DPAC                             (7.1)   (14.7)
         Other expenses                                  (37.6)   (33.3)
                                                        (308.0)  (299.2)
       Operating earnings before taxes                    63.3     52.5
       Income tax expense                                 22.3     17.4
           Net operating earnings                       $ 41.0   $ 35.1

   Net operating earnings for 1994 were up 17% from 1993. Increases in interest margins and growth in invested assets contributed to the improvement. While net operating earnings is not considered an alternative to net income as an indication of AAG's overall performance, management believes that it is helpful in comparing the operating performance of AAG and other similar companies.

   Annuity receipts for GALIC were as follows (in millions):

                                                          1994     1993
       Flexible Premium Deferred Annuities:
         First year                                       $ 39     $ 47
         Renewal                                           208      223
                                                           247      270
       Single Premium Deferred Annuities                   196      130
              Total annuity receipts                      $443     $400

   GALIC's annuity receipts in 1994 increased 10.6% over 1993 due to strong growth in sales of single premium products.

   All of GALIC's products are fixed rate annuities which permit GALIC to change the crediting rate at any time (subject to minimum interest rate guarantees of 3% to 4% per annum). As a result, management has been able to react to changes in interest rates and maintain a desired interest rate spread with little or no effect on persistency.

   Net Investment Income Net investment income increased 5% in 1994 over 1993 due primarily to an increase in the Company's average invested asset base. Investment income is reflected net of investment expenses of $4.9 million in 1994 and 1993.

   Realized Gains   Individual securities are sold from  time to time as market opportunities appear to present optimal situations under AAG's investment strategies.

   Equity in Net Loss of Affiliate Equity in net loss of affiliate represents AAG's proportionate share of Chiquita's losses. Chiquita reported a loss before extraordinary item for 1994 of $49 million compared to a loss of $51 million for 1993. The loss in 1994 reflected higher costs and charges related to (i) farm closings and write-downs of banana cultivations following an unusually severe strike in Honduras, and (ii) a substantial reduction of Chiquita's banana trading operations in Japan. These charges were partially offset by improved results from Chiquita's meat operations as well as a higher average worldwide price for bananas. Chiquita's loss in 1993 was attributed primarily to a multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts.

   Benefits  to  Annuity  Policyholders    Benefits  to  annuity  policyholders
   increased 6% in 1994 over 1993 primarily due to an increase in average annuity policyholder funds accumulated. The rate at which GALIC credits interest on annuity policyholders' funds is subject to change based on management's judgment of market conditions.

   Interest  on Borrowings  and Other  Debt  Expenses   Interest on  borrowings
   decreased 5% in 1994 from 1993 due to repurchases of debt during 1994. (See Note E to the financial statements.)

   Amortization of Deferred Policy Acquisition Costs ("DPAC") DPAC (principally commissions, advertising, underwriting, policy issuance and sales expenses that vary with and are primarily related to the production of new business) amortization in 1994 decreased 52% from 1993. This decrease reflects reviews during 1993 and 1994 of DPAC assumptions, which resulted in updating certain factors, primarily the time frame over which DPAC is amortized. The time frame was extended to more accurately reflect the estimated lives of policies and the expected gross profits resulting from these policies. Estimates of lives and expected gross profits were refined based on actual experience of the Company by product line.

   Provision for  Relocation Expenses   In 1993, GALIC relocated  its corporate
   offices from Los Angeles to Cincinnati; the estimated pretax cost of this move ($8.0 million) was included in 1993 continuing operations.

   Also in 1993, AAG relocated its corporate offices from Stamford, Connecticut to Cincinnati; the estimated cost of this relocation and related shutdown and severance costs ($5.0 million) was provided for in discontinued operations in 1992.

   Other Operating and General Expenses Other operating and general expenses increased 13% in 1994 compared to 1993. Additional costs for information systems, communications, rent and new distribution networks were partially offset by lower employee costs. The 1993 employee costs were unusually high due to the temporary staff required for the relocation of operations from Los Angeles to Cincinnati.

   Discontinued Operations The Company has sold virtually all of its former manufacturing businesses. A small Belgium based subsidiary continues to be held for sale along with certain properties, many of which are currently leased to companies using them for manufacturing operations.

   The Company has certain obligations related to its former business activities. Among these obligations are the funding of pension plans, environmental costs, settlement of government claims, lease payments for two former plant sites, certain retiree medical benefits, and certain obligations associated with the sales of the Company's manufacturing operations. (See Note G to the financial statements.)

   While it is difficult to estimate future environmental investigative, remedial and legal costs accurately, management believes the remaining aggregate cost at all sites for which it has responsibility will range from $8.6 million to $14.0 million at December 31, 1994. Management's estimate of this range at year end 1993 was $10 million to $15 million. The reserve for environmental related costs was $11.7 million at December 31, 1994 and $10.6 million at December 31, 1993.

   Regulatory standards for clean-up are continuously evolving toward more stringent requirements. Changes in regulatory standards and further investigations (many of which are still preliminary) at the Company's former operating locations and third-party sites could affect estimated costs in the future. Management believes, based on the costs incurred by the Company over the past several years and discussions with its independent environmental consultants, that reserves recorded are sufficient to satisfy the known liabilities and that the ultimate cost will not, individually or in the aggregate, have a material adverse effect on the financial condition or results of operations of AAG.

   In 1991, the Company identified possible deficiencies in procedures for reporting quality assurance information to the Defense Electronics Supply Center ("DESC") with respect to the Company's former manufacturing operations. Over the last several years, the Company has been engaged in negotiations with the United States Government with respect to the settlement of claims the Government might have arising out of the reporting deficiencies. Based on these negotiations, the Company believed it had sufficient reserves to cover the estimated settlement amount. In March 1995, the Company received notification from the Government indicating
   additional  reporting  deficiencies.   The  Company  is  in the  process  of



   evaluating this information and is unable to ascertain the validity of these new claims or the amounts involved. It is impossible to determine the impact, if any, of these alleged claims on the Company and its financial condition.

   Extraordinary Items In 1994, AAG repurchased $77.1 million principal amount of its notes, realizing a pretax loss of $1.5 million ($1.0 million net of tax). In addition, AAG recorded a pretax charge of $1.1 million ($700,000 net of tax), representing AAG's proportionate share of Chiquita's extraordinary loss on the retirement of certain of its debt in the first quarter of 1994.

   In 1993, AAG prepaid its bank term loan and wrote off $5.2 million ($3.4 million net of tax) of related unamortized debt issuance costs.

   Accounting Changes Effective January 1, 1994, AAG implemented Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits", and recorded a pretax charge of $740,000 ($481,000, net of tax) for the projected future costs of providing certain benefits to employees of GALIC.

   Effective January 1, 1992, AAG implemented SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions", and recorded a provision of $3.1 million for the projected future costs of providing postretirement benefits to retirees in its discontinued manufacturing operations.

   New Accounting Standard to be Implemented The Financial Accounting Standards Board ("FASB") has issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which is scheduled to become effective in 1995. Implementation of this standard is not expected to have a material effect on AAG.

                                      ITEM 8

                   Financial Statements and Supplementary Data

     PAGE

   Reports of Independent Auditors                                 F-1

   Consolidated Balance Sheet:
     December 31, 1994 and 1993                                    F-2

   Consolidated Statement of Operations:
     Years Ended December 31, 1994, 1993 and 1992                  F-3

   Consolidated Statement of Changes in Stockholders' Equity:
     Years Ended December 31, 1994, 1993 and 1992                  F-4

   Consolidated Statement of Cash Flows:
     Years Ended December 31, 1994, 1993 and 1992                  F-5


   Notes to Consolidated Financial Statements                      F-6

   "Selected Quarterly Financial Data" has been included in Note M to the Consolidated Financial Statements.



                                     PART III



   The information required by the following Items will be included in American Annuity's definitive Proxy Statement for the 1995 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end and is herein incorporated by reference:

   ITEM 10              Directors and Executive Officers of the Registrant


   ITEM 11              Executive Compensation


   ITEM 12              Security Ownership of Certain Beneficial Owners and
                          Management


   ITEM 13              Certain Relationships and Related Transactions

                          REPORT OF INDEPENDENT AUDITORS

   Board of Directors
   American Annuity Group, Inc.

   We have audited the accompanying consolidated balance sheets of American Annuity Group, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Annuity Group, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

   As discussed in Note A to the consolidated financial statements, the Company made certain accounting changes in 1994, 1993 and 1992.






                                                     Ernst & Young LLP


   Cincinnati, Ohio
   March 13, 1995

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

                            CONSOLIDATED BALANCE SHEET
                              (Dollars in millions)

                                                        December 31,
                                                       1994      1993
   ASSETS
     Investments:
       Fixed maturities:
         Held to maturity - at amortized cost
          (market - $3,062.4 and $2,751.9)         $3,273.7  $2,633.2
         Available for sale - at market
          (amortized cost - $1,326.4 and $1,667.0)  1,258.6   1,754.5
       Equity securities - at market
          (cost - $10.7 and $12.8)                     21.7      25.9
       Investment in affiliate                         20.8      25.2
       Mortgage loans on real estate                   47.2      52.1
       Real estate, net of accumulated
         depreciation of $4.9 and $4.6                 28.0      26.1
       Policy loans                                   185.5     166.6
       Short-term investments                          26.0      57.0
         Total investments                          4,861.5   4,740.6

     Cash                                              36.7      15.0
     Accrued investment income                         77.7      66.9
     Deferred policy acquisition costs, net            65.1      39.2
     Other assets                                      48.9      52.1
         Total assets                              $5,089.9  $4,913.8

   LIABILITIES AND STOCKHOLDERS' EQUITY
     Annuity policyholders' funds accumulated      $4,618.1  $4,256.7
     Notes payable                                    183.3     225.9
     Payable for securities purchased                    -       68.0
     Payable to affiliates, net                         1.2      28.3
     Accounts payable, accrued expenses and other
       liabilities                                     82.9      84.6
         Total liabilities                          4,885.5   4,663.5


     Series A Preferred Stock
       (redemption value - $45.0)                        -       29.9
     Common Stock, $1 par value
       -100,000,000 shares authorized
       -39,141,080 and 35,097,447
          shares outstanding                           39.1      35.1
     Capital surplus                                  330.8     301.0
     Retained earnings (deficit)                     (136.5)   (172.6)
     Unrealized gains (losses)
       on marketable securities, net                  (29.0)     56.9

         Total stockholders' equity                   204.4     250.3
         Total liabilities and
           stockholders' equity                    $5,089.9  $4,913.8

   See Notes to Consolidated Financial Statements.


                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF OPERATIONS
                     (In millions, except per share amounts)

                                               Year ended December 31,
                                               1994     1993     1992
   Revenues:
     Net investment income                   $371.8   $353.3   $  3.6
     Realized gains (losses) on sales
       of investments                          (0.1)    35.5       -
     Equity in net loss of affiliate           (2.8)    (2.9)      -
     Other income                               2.3      1.3       -
                                              371.2    387.2      3.6
   Costs and Expenses:
     Benefits to annuity policyholders        241.9    228.6       -
     Interest on borrowings and other
       debt expenses                           21.4     22.6       -
     Amortization of deferred policy
       acquisition costs                        7.1     14.7       -
     Provision for GALIC relocation expenses     -       8.0       -
     Other operating and general expenses      37.6     33.3     12.1
                                              308.0    307.2     12.1
   Income (loss) from continuing operations
     before income taxes                       63.2     80.0     (8.5)
   Provision for income taxes                  22.3     27.0      0.5

   Income (loss) from continuing operations    40.9     53.0     (9.0)

   Discontinued operations, net of tax         (2.6)    (9.6)   (16.8)

   Income (loss) before extraordinary items
     and cumulative effect of accounting
     changes                                   38.3     43.4    (25.8)

   Extraordinary items, net of tax             (1.7)    (3.4)      -
   Cumulative effect of accounting changes,
     net of tax                                (0.5)      -      (3.1)

   Net Income (Loss)                         $ 36.1   $ 40.0  ($ 28.9)


     Preferred Dividend Requirement             0.9      3.6       -

     Net income (loss) applicable
       to Common Stock                       $ 35.2   $ 36.4  ($ 28.9)


     Average Common Shares outstanding         38.1     35.1     18.0


   Earnings (loss) per common share:
     Continuing operations                    $1.05   $ 1.41  ($  .50)
     Discontinued operations                   (.07)    (.27)    (.94)
     Extraordinary items                       (.05)    (.10)      -
     Cumulative effect of accounting changes   (.01)      -      (.17)
     Net income (loss)                        $0.92   $ 1.04  ($ 1.61)

   See Notes to Consolidated Financial Statements.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                  (In millions)

                                               Year ended December 31,
                                               1994     1993     1992
   Preferred Stock:
     Balance at beginning of period          $ 29.9   $ 29.4   $   -
     Exchanged for common stock               (30.0)      -        -
     Issued during the period                    -        -      29.4
     Accretion of discount                      0.1      0.5       -
       Balance at end of period              $   -    $ 29.9   $ 29.4

   Common Stock:
     Balance at beginning of period          $ 35.1   $ 35.1   $ 20.5
     Issued during the period                   4.0       -      18.6
     Retirement of treasury stock                -        -      (4.0)
       Balance at end of period              $ 39.1   $ 35.1   $ 35.1

   Capital Surplus:
     Balance at beginning of period          $301.0   $306.3   $297.5
     Common stock issued during the period     33.0       -      93.9
     Common dividends declared                 (2.3)    (1.7)      -
     Preferred dividends declared              (0.8)    (3.1)      -
     Accretion of preferred stock discount     (0.1)    (0.5)      -
     Proceeds in excess of fair value of
       preferred stock                           -        -      15.6
     Retirement of treasury stock                -        -     (20.6)
     Excess of purchase price over GALIC's
       net assets                                -        -     (79.2)
     Other                                       -        -      (0.9)
       Balance at end of period              $330.8   $301.0   $306.3

   Retained Earnings (Deficit):
     Balance at beginning of period         ($172.6) ($212.6) ($183.7)
     Net income (loss)                         36.1     40.0    (28.9)
       Balance at end of period             ($136.5) ($172.6) ($212.6)

   Treasury Stock:
     Balance at beginning of period          $   -    $   -   ($ 24.1)
     Treasury stock acquired                     -        -      (0.5)
     Retirement of treasury stock                -        -      24.6
       Balance at end of period              $   -    $   -    $   -

   Unrealized Gains (Losses), Net:
     Balance at beginning of period          $ 56.9   $ 28.4   $   -
     Change during period                     (85.9)    28.5     28.4
       Balance at end of period             ($ 29.0)  $ 56.9   $ 28.4

   Pension Adjustment:
     Balance at beginning of period          $   -    $   -   ($  1.7)
     Change during period                        -        -       1.7
       Balance at end of period              $   -    $   -    $   -


   See Notes to Consolidated Financial Statements.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)




                                               Year ended December 31,
                                               1994     1993     1992
   Cash Flows from Operating Activities:
   Net income (loss)                         $ 36.1   $ 40.0  ($ 28.9)
   Adjustments:
     Discontinued operations                    2.6      9.6     16.8
     Loss on retirement of debt                 1.7      3.4       -
     Cumulative effect of accounting changes    0.5       -       3.1
     Benefits to annuity policyholders        241.9    228.6       -
     Amortization of deferred policy
       acquisition costs                        7.1     14.7       -
     Equity in net losses of affiliate          2.8      2.9       -
     Depreciation and amortization              0.3      0.9       -
     Realized (gains) losses on investing
       activities                               0.1    (35.5)      -
     Increase in accrued investment income    (10.1)   (13.9)      -
     Increase in deferred policy
       acquisition costs                      (30.5)   (28.0)      -
     Change in amounts due affiliates          23.2     32.6       -
     Decrease (increase) in other assets        0.7     (2.3)      -
     Decrease in other liabilities            (14.9)   (19.3)      -
     Other, net                                 0.9     (0.4)   (39.3)
                                              262.4    233.3    (48.3)
   Cash Flows from Investing Activities:
     Purchases of and additional
       investments in:
       Fixed maturity investments          (1,189.2)(2,015.1)      -
       Equity securities                       (0.7)    (5.6)      -
       Real estate, mortgage loans and
         other assets                         (27.9)   (59.3)      -
       Subsidiaries and affiliates            (14.0)      -    (216.6)
     Maturities and redemptions of fixed
       maturity investments                   238.2    379.2       -
     Sales of:
       Fixed maturity investments             621.9  1,202.0       -
       Equity securities                        4.8     30.6       -
       Real estate, mortgage loans and
         other assets                          27.2      2.5       -
       Discontinued operations                   -        -     130.8
     Increase in policy loans                 (16.1)    (8.1)      -
     Other, net                                  -       2.9       -
                                             (355.8)  (470.9)   (85.8)
   Cash Flows from Financing Activities:
     Annuity receipts                         442.7    400.1       -
     Annuity benefits and withdrawals        (321.0)  (337.9)      -
     Additions to notes payable                34.7    225.0    230.0
     Reductions of notes payable              (69.2)  (230.0)   (27.9)
     Issuance of common stock                    -        -     111.3
     Issuance of preferred stock                 -        -      45.0
     Repurchase of common stock                  -        -      (0.5)
     Cash dividends paid                       (3.1)    (4.1)    (0.9)
                                               84.1     53.1    357.0

   Net increase (decrease) in cash and
     short-term investments                    (9.3)  (184.5)   222.9

   Beginning cash and short-term investments   72.0    256.5     33.6
   Ending cash and short-term investments   $  62.7   $ 72.0   $256.5

   See Notes to Consolidated Financial Statements.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




   A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation The accompanying consolidated financial statements include the accounts of American Annuity Group, Inc. and its subsidiaries ("AAG" or "the Company"). Intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to prior periods to conform to the current year's presentation.

   American Financial Corporation and subsidiaries ("AFC") owned 31,319,629 shares (80%) of AAG's Common Stock at December 31, 1994.

   The acquisition of Great American Life Insurance Company ("GALIC"), a subsidiary of AFC, on December 31, 1992, was recorded as a transfer of net assets between companies under common control. As a result, the net assets of GALIC were recorded by AAG at AFC's historical basis and the excess consideration paid over AFC's historical basis was treated as a reduction of common stockholders' equity. The results of GALIC's operations have been included in AAG's consolidated financial statements since its acquisition.

   Investments When available, fair values for investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, fair values of comparable securities, or similar methods.

   AAG implemented Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", beginning December 31, 1993. This standard requires that (i) debt securities be classified as "held to maturity" and reported at amortized cost if AAG has the positive intent and ability to hold them to maturity,
   (ii) debt and equity securities be classified as "trading" and reported at fair value, with unrealized gains and losses included in earnings, if they are bought and held principally for selling in the near term and (iii) debt and equity securities not classified as held to maturity or trading be classified as "available for sale" and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Only in certain limited circumstances, such as significant issuer credit deterioration or if required by insurance or other regulators, may a company change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future.

   Short-term investments are carried at cost; mortgage loans on real estate are generally carried at amortized cost; policy loans are stated at the aggregate unpaid balance. Carrying amounts of these investments approximate their fair value.

   Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the carrying value of that investment is reduced. Premiums and discounts on mortgage-backed securities are amortized over their expected average lives using the interest method.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   Investment in Affiliate AAG's investments in equity securities of companies that are 20% to 50% owned by AFC and its subsidiaries are carried at cost, adjusted for a proportionate share of their undistributed earnings or losses.

   Deferred Policy Acquisition Costs ("DPAC") DPAC (principally commissions, advertising, underwriting, policy issuance and sales expenses that vary with and are primarily related to the production of new business) is deferred and amortized, with interest, in relation to the present value of expected gross profits on the policies. These gross profits consist principally of net investment income and future surrender charges, less interest on policyholders' funds and future policy administration expenses. DPAC is reported net of unearned revenue relating to certain policy charges that represent compensation for future services. These unearned revenues are recognized as income using the same assumptions and factors used to amortize DPAC.

   To the extent that unrealized gains (losses) from securities classified as "available for sale" would result in adjustments to DPAC, unearned revenues and policyholder liabilities had those gains (losses) actually been realized, such balance sheet amounts are adjusted, net of deferred taxes.

   Annuity Policyholders' Funds Accumulated Annuity receipts and benefit payments are generally recorded as increases or decreases in "annuity policyholders' funds accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

   Income Taxes As of December 31, 1992, AAG and its 80%-owned U.S. subsidiaries were consolidated with AFC for federal income tax purposes.

   AAG and GALIC have separate tax allocation agreements with AFC which designate how tax payments are shared by members of the tax group. In general, both companies compute taxes on a separate return basis. GALIC is obligated to make payments to (or receive benefits from) AFC based on taxable income without regard to temporary differences. In accordance with terms of AAG's indentures, AAG receives GALIC's tax allocation payments for the benefit of AAG's deductions arising from current operations. If GALIC's taxable income (computed on a statutory accounting basis) exceeds a current period net operating loss of AAG, the taxes payable by GALIC associated with the excess are payable to AFC. If the AFC tax group utilizes any of AAG's net operating losses or deductions that originated prior to 1993, AFC will pay to AAG an amount equal to the benefit received.

   Effective January 1, 1992, the Company implemented SFAS No. 109, "Accounting for Income Taxes". As permitted under the Statement, AAG's prior year financial statements have not been restated and no adjustment was necessary for the cumulative effect of the change. Under SFAS No. 109, the liability method used in accounting for income taxes is less restrictive than the liability method under SFAS No. 96, previously used by the Company. The provisions of SFAS No. 109 allow AAG to recognize deferred tax assets if it is more likely than not that a benefit will be realized.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Current and deferred tax assets and liabilities are aggregated with other amounts receivable from or payable to affiliates.



   Debt Issuance Costs Debt expenses are amortized over the terms of the respective borrowings on the interest method.

   Statement of Cash Flows For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include annuity receipts, benefits and withdrawals and obtaining resources from owners and providing them with a return on their investments. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

   Benefit Plans AAG sponsors an Employee Stock Ownership Retirement Plan ("ESORP") covering all employees who are qualified as to age and length of service. The ESORP, which invests primarily in securities of AAG, is a trusteed, noncontributory plan for the benefit of the employees of AAG and its participating subsidiaries. Contributions are discretionary by the directors of AAG and are charged against earnings in the year for which they are declared. Qualified employees having vested rights in the plan are entitled to benefit payments at age 60.

   AAG and certain of its subsidiaries provide health care and life insurance benefits to eligible retirees. Effective January 1, 1992, AAG implemented SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions". This standard requires companies to expense projected future costs of providing benefits as employees render service.

   Effective January 1, 1994, AAG implemented SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which covers benefits provided to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. This standard requires companies to accrue the projected future cost of providing postemployment benefits instead of recognizing an expense for these benefits when paid. The implementation of SFAS No. 112 did not have a material effect on AAG's financial position or results of operations.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   B.  INVESTMENTS

   Fixed maturity investments at December 31, consisted of the following (in millions):
                                                   1994
                                              Held to Maturity
                                    Amortized    Market  Gross   Unrealized
                                         Cost     Value  Gains       Losses
     U. S. Government and government
       agencies and authorities     $      -  $      -  $   -      $    -
     Public utilities                  461.2     424.0    0.8       (38.0)
     Mortgage-backed securities        721.0     657.9    0.1       (63.2)
     All other corporate             2,091.5   1,980.5    6.7      (117.7)
                                    $3,273.7  $3,062.4  $ 7.6     ($218.9)


                                                   1994
                                             Available for Sale
                                    Amortized    Market  Gross   Unrealized
                                         Cost     Value  Gains       Losses
     U. S. Government and government
       agencies and authorities    $   130.3    $125.3   $0.1      ($  5.1)
     Public utilities                   66.2      63.7    0.2         (2.7)
     Mortgage-backed securities        604.6     564.8    0.7        (40.5)
     All other corporate               525.3     504.8    2.2        (22.7)
                                    $1,326.4  $1,258.6   $3.2       ($71.0)


                                                   1993
                                              Held to Maturity
                                    Amortized    Market  Gross   Unrealized
                                         Cost     Value  Gains       Losses
     U. S. Government and government
       agencies and authorities    $        -  $      - $    -         $  -
     Public utilities                   412.4     425.5   16.8        (3.7)
     Mortgage-backed securities         487.8     496.3   11.5        (3.0)
     All other corporate              1,733.0   1,830.1  100.9        (3.8)
                                     $2,633.2  $2,751.9 $129.2      ($10.5)

                                                   1993
                                             Available for Sale
                                    Amortized    Market  Gross   Unrealized
                                         Cost     Value  Gains       Losses
     U. S. Government and government
       agencies and authorities     $    54.5  $   56.0  $ 1.5        $ -
     Public utilities                   123.9     128.8    4.9          -
     Mortgage-backed securities       1,014.5   1,062.0   47.5          -
     All other corporate                474.1     507.7   33.6          -
                                     $1,667.0  $1,754.5  $87.5        $ -


   "Investing activities" related to fixed maturity investments during 1994 included in AAG's Consolidated Statement of Cash Flows consisted of the following:

                                         Held to Available
                                         Maturity for Sale      Total
               Purchases                 ($713.6) ($475.6)  ($1,189.2)
               Maturities and paydowns      54.8    183.4       238.2
               Sales                         5.6    616.3       621.9
               Gross Gains                   0.8      7.9         8.7
               Gross Losses                 (1.0)    (9.8)      (10.8)

   Certain securities classified as "held to maturity" were sold for a loss of $0.6 million in 1994 due to deterioration in the issuer's creditworthiness. Gross gains of $45.3 million and gross losses of $11.0 million were realized on sales of fixed maturity investments during 1993.

   The table below sets forth the scheduled maturities of AAG's fixed maturity investments based on carrying value as of December 31:

                                                     1994
                                            Held to  Available            1993
        Maturity                            Maturity  for Sale Total     Total
     One year or less                            *         *      *         *
     After one year through five years          14%        1%    15%       10%
     After five years through ten years         36         8     44        43
     After ten years                             7         6     13        12
                                                57        15     72        65
     Mortgage-backed securities                 16        12     28        35
                                                73%       27%   100%      100%
[FN]
     * less than 1%

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   Distribution based on market value is generally the same. Mortgage-backed securities had an expected average life of approximately 8-1/2 years at December 31, 1994.

   The carrying values of investments in any entity or mortgage-backed security, ("MBS") in excess of 10% of stockholders' equity at December 31, 1994, other than investments in affiliates and investments issued or guaranteed by the U.S. Government or government agencies, were as follows (in millions):

     Fixed Maturities
     Issuer                          Amount  Issuer                  Amount
     General Electric Capital MBS     $58.3  Cargill Inc ESOP Series  $25.0
     Prudential Home MBS               46.1  Philadelphia Electric     25.0
     Residential Funding MBS           45.3  American Stores           24.6
     Georgia Pacific                   44.3  Harcourt General          24.1
     Countrywide MBS                   43.7  Occidental Petroleum      24.0
     CNA Financial                     37.3  FMC                       23.5
     Houston Industries                37.3  Nerco International       23.2
     GTE                               35.8  VF Corporation            22.9
     Ashland Oil                       32.3  Whitman                   22.9
     Anschutz Ranch                    31.1  Phillips Petroleum        22.8
     Federal Express                   31.0  Duquesne Light            22.6
     SCE Capital                       29.3  Ohio Edison               22.5
     Conagra                           28.0  Resolution Trust Corp MBS 22.4
     Hotel First Mortgage              27.8  Texas Utilities           22.2
     Coastal                           27.6  Marriott International    22.0
     Philip Morris                     26.5  First Union               21.9
     Time Warner Entertainment         26.5  Praxair                   21.6
     Omega Healthcare                  26.4  The Dial Corporation      20.9
     Citicorp MBS                      25.4  Bank of New York          20.8
     Commonwealth Edison               25.2  Owens Corning             20.7

   At December 31, 1994, gross unrealized gains on marketable equity securities were $11.1 million and gross unrealized losses were $0.1 million. Realized gains and changes in unrealized appreciation on fixed maturity and equity security investments are summarized as follows (in millions):

                                    Fixed     Equity     Tax
      1994                        MaturitiesSecurities Effects      Total
      Realized                    ($  2.1)     $ 2.0    $  0.0   ($  0.1)
      Change in Unrealized         (485.3)      (2.1)    170.6    (316.8)

      1993
      Realized                     $ 34.3      $ 1.2   ($ 12.4)   $ 23.1
      Change in Unrealized           88.6       10.9     (34.8)     64.7

   As of February 28, 1995, the pretax unrealized losses on AAG's available for sale portfolio had decreased approximately $50 million since year end 1994, due primarily to a decrease in the general level of interest rates.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   Major categories of net investment income were as follows (in millions):

                                                 1994     1993
               Fixed maturities                $372.7   $354.8
               Other*                             4.0      3.4
                 Total investment income       $376.7    358.2
               Investment expenses               (4.9)    (4.9)
                 Net investment income         $371.8   $353.3
[FN]
        * Both years include $1.0 million in payments from a subsidiary of AFC for the rental of an office building owned by GALIC.

   AAG's investment portfolio is managed by a subsidiary of AFC. Investment expenses in each year included investment management charges of $4.4 million, which represented approximately one-tenth of one percent of AAG's invested assets.

   C.  INVESTMENT IN AFFILIATE

   Investment in affiliate reflects AAG's 5% ownership (2.7 million shares) of the common stock of Chiquita Brands International ("Chiquita") which is accounted for under the equity method. AFC and its other subsidiaries owned an additional 41% interest in the common stock of Chiquita. Chiquita is a leading international marketer, processor and producer of quality food products. The market value of AAG's investment in Chiquita was approximately $36.4 million and $30.7 million at December 31, 1994 and 1993, and $36.1 million at March 1, 1995.

   In the first quarter of 1994, AAG recorded a pretax extraordinary charge of $1.1 million, representing its proportionate share of Chiquita's loss on the retirement of debt.

   Included in AAG's retained earnings (deficit) at December 31, 1994, was approximately $5.5 million applicable to equity in undistributed net losses of Chiquita.

   D.  DEFERRED POLICY ACQUISITION COSTS

   The DPAC balances at December 31, 1994 and 1993 are shown net of unearned revenues of $158.8 million and $146.2 million, respectively.

   E.  NOTES PAYABLE

   Notes payable consisted of the following at December 31, (in millions):

                                                 1994     1993
      AAG (Parent Company):
         11-1/8% Senior Subordinated Notes
            due February 2003                  $103.9   $125.0
         9-1/2% Senior Notes due August 2001     44.0    100.0
         Bank Credit Line due December 1998      30.0       -
      Subsidiary debt                             5.4      0.9
             Total                             $183.3   $225.9

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   In 1994, AAG entered into a $50 million revolving credit agreement with three banks. Loans under the credit agreement bear interest at floating rates based on prime or Eurodollar rates and are collateralized by 20% of the Common Stock of GALIC. At December 31, 1994, the average rate on these borrowings was 7.35%.

   During 1994, AAG repurchased $21.1 million principal amount of its 11-1/8% Notes (including $3 million purchased by GALIC) and $56.0 million principal amount of its 9-1/2% Notes (including $11 million purchased by GALIC) in exchange for approximately $69 million in cash and 810,000 shares of its Common Stock. As a result of the repurchases, AAG realized a pretax extraordinary loss of $1.5 million.

   In connection with the GALIC acquisition, AAG borrowed $180 million under a Bank Term Loan Agreement and $50 million under a Bridge Loan. In 1993, AAG sold $225 million principal amount of Notes to the public and used the proceeds to repay the Bank and Bridge Loans. As a result, AAG recorded an extraordinary loss of $5.2 million ($3.4 million net of tax) representing unamortized bank debt issue costs which were written off upon retirement of the bank debt.

   AAG has no scheduled principal payments on its 9-1/2% Notes and 11-1/8% Notes until 2001. Interest payments were $23.2 million in 1994, $11.7 million in 1993 and $2.0 million in 1992.

   F.  STOCKHOLDERS' EQUITY

   The Company is authorized to issue 25,000,000 shares of Preferred Stock, par value $1.00 per share.

   On December 31, 1992, AAG acquired GALIC from Great American Insurance Company ("GAI"), a wholly owned subsidiary of AFC. In connection with the acquisition, GAI purchased from AAG 17,076,923 shares of AAG's Common Stock at $6.50 per share, and 450,000 shares of its Series A Preferred Stock at $100 per share. The preferred shares issued were recorded at $29.4 million (imputed dividend rate of 12% through 2007) with the excess proceeds of $15.6 million credited to capital surplus. On March 31, 1994, AAG issued approximately 3.2 million shares of Common Stock in exchange for the Series A Preferred shares. The Series A Preferred Stock had a redemption value of $100 per share and paid dividends at the rate of $7.00 per share per annum.

   AAG's dividend paying capability is limited by certain customary debt covenants to amounts based on cumulative earnings and losses, debt repurchases, capital transactions and other items.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   G.  DISCONTINUED OPERATIONS

   The results of discontinued operations included in the Consolidated Statement of Operations were as follows (in millions):

                                                    1994    1993   1992

     Net sales                                     $  -   $   -  $ 80.7
     Cost of sales                                    -       -   (80.7)
     Interest and debt expense                        -       -    (1.2)
     Loss on sales of businesses and restructuring
       provisions                                   (4.0)  (14.8) (24.5)
     Loss from discontinued operations before tax   (4.0)  (14.8) (25.7)
     Income tax benefit                             (1.4)   (5.2)  (8.9)

     Net loss from discontinued operations        ($ 2.6) ($ 9.6)($16.8)

   All of the Company's former manufacturing businesses are reported as discontinued operations. At December 31, 1994, the Company's last manufacturing unit, Electromag NV, was being held for sale and was carried at estimated net realizable value.

   In 1994, AAG recorded a $4.0 million pretax charge for discontinued operations, primarily related to environmental liabilities. The loss from discontinued operations in 1993 included charges for employee related obligations of approximately $9.7 million resulting primarily from a decrease in the discount rate used to calculate pension obligations. The remaining charges reflected additional write-downs and other estimated expenses associated with the Company's former manufacturing properties.

   During 1992, the Company recorded charges related to discontinued operations as follows: employee related obligations - $6.8 million; environmental liabilities - $5.0 million; corporate office shutdown and severance costs - $5.0 million; property valuation adjustments - $3.6 million; potential merchandise returns - $2.0 million and other - $2.1 million.

   In 1992, AAG sold its capacitor and thick film network businesses for approximately $130 million in cash, notes and property. The Company recorded provisions of $42.6 million related to the anticipated sales of these operations during 1991.

   The Company has a noncontributory defined benefit pension plan covering former U.S. employees of its discontinued manufacturing operations. The former employees in this plan generally receive pension benefits that are based upon formulas that reflect all past service with the Company and the employee's compensation during employment. Contributions are made on an actuarial basis in amounts necessary to satisfy requirements of ERISA. At December 31, 1994, the actuarial value of the benefit obligations, which are being discounted at 8.0%, exceeded the plan assets by $10.5 million, which has been included in accrued expenses in the financial statements.

   Effective January 1, 1992, AAG implemented SFAS No. 106 and recorded a provision of $3.1 million for the projected future costs of providing postretirement medical benefits to retirees in its discontinued manufacturing operations.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   H.  INCOME TAXES

   Provision (benefit) for income taxes consisted of (in millions):

                                              1994     1993     1992
            Federal:
              Current                        $21.2    $27.4     $ -
              Deferred                        (1.4)    (7.4)    (8.9)
            State                               -        -       0.5
                   Total                     $19.8    $20.0    ($8.4)

   The principal items accounting for the difference in taxes on earnings computed at the federal statutory rate (35% in 1994 and 1993 and 34% in 1992) and as recorded were as follows (in millions):

                                              1994     1993      1992
      Income (loss) before income taxes:
        Continuing operations                $63.2    $80.0   ($ 8.5)
        Discontinued operations               (4.0)   (14.8)   (25.7)
        Extraordinary items                   (2.6)    (5.2)      -
        Accounting changes                    (0.7)      -      (3.1)
          Income (loss) before income taxes  $55.9    $60.0   ($37.3)

      Tax (benefit) computed at
        statutory rate                       $19.6    $21.0   ($12.7)
      Effect of:
        Net operating loss for which no
          benefit has been recognized           -        -       4.0
        Other, net                             0.2     (1.0)     0.3
              Total                          $19.8    $20.0   ($ 8.4)

   The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheet were as follows (in millions):

                                               December 31,
                                              1994     1993
      Deferred tax assets:
        Net operating loss carryforwards     $47.6    $56.4
        Accrued expenses                      13.3     16.7
        Investment securities                 50.8       -
        Valuation allowance for deferred
          tax assets                         (50.6)   (61.3)

      Deferred tax liabilities:
        Deferred policy acquisition costs    (21.9)   (13.1)
        Policyholder liabilities             (16.0)   (12.3)
        Investment securities                   -      (6.1)

   At December 31, 1994, AAG had net operating loss carryforwards for federal income tax purposes of approximately $136 million which are scheduled to expire as follows: $6 million in 1995 and 1996; $130 million in 2001 through 2005. Cash disbursements for income taxes were not material.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   I.  LEASES

   Leases relate principally to certain administrative facilities and discontinued operations. Future minimum lease payments, net of sublease revenues, under operating leases having initial or remaining noncancellable lease terms in excess of one year at December 31, 1994 are payable as follows: 1995 - $1.6 million; 1996 - $1.7 million; 1997 - $1.3 million;
   1998 - $1.0 million; 1999 - $900,000; 2000 and beyond - $2.2 million.

   Rental expense for operating leases was $1.7 million in 1994, $900,000 in 1993 and $1.5 million in 1992.

   J.  CONTINGENCIES

   The Company is continuing its investigations and clean-up activities in accordance with consent agreements with state environmental agencies. Based on the costs incurred over the past several years and discussions with independent environmental consultants, the Company believes the remaining aggregate cost of environmental work at all sites for which it has responsibility will range from $8.6 million to $14.0 million. The reserve for environmental work was $11.7 million at December 31, 1994. Management does not believe that these clean-up activities will have a material effect upon the Company's financial position, results of operations or cash flows.

   In 1991, the Company identified possible deficiencies in procedures for reporting quality assurance information to the Defense Electronics Supply Center ("DESC") with respect to the Company's former manufacturing operations. Over the last several years, the Company has been engaged in negotiations with the United States Government with respect to the settlement of claims the Government might have arising out of the reporting deficiencies. Based on these negotiations, the Company believed it had sufficient reserves to cover the estimated settlement amount. In March 1995, the Company received notification from the Government indicating additional reporting deficiencies. The Company is in the process of evaluating this information and is unable to ascertain the validity of these new claims or the amounts involved. It is impossible to determine the impact, if any, of these alleged claims on the Company and its financial condition.

   K. STATUTORY INFORMATION; RESTRICTIONS ON TRANSFERS OF FUNDS AND ASSETS OF SUBSIDIARIES

   GALIC is required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Certain statutory amounts at December 31, were as follows (in millions):

                                               1994     1993
            Policyholders' surplus           $255.9   $251.3
            Asset valuation reserve            79.5     70.3
            Interest maintenance reserve       27.7     35.7
            Net earnings                       54.2     44.0

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   The amount of dividends which can be paid by GALIC without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and statutory net income. Based on earned surplus at December 31, 1994, GALIC may pay approximately $49.7 million in dividends in 1995 without prior approval.

   L.  ADDITIONAL INFORMATION

   Related Party Transaction In the fourth quarter of 1994, AAG purchased Carillon Life Insurance Company from a subsidiary of AFC for $9.0 million in cash. At December 31, 1994, Carillon had statutory assets of $9.0 million and statutory surplus of $6.3 million. Carillon is licensed to sell annuity products in 41 states and the District of Columbia.

   Fair Value of Financial Instruments The following table shows (in millions) the carrying value and estimated fair value of AAG's financial instruments at December 31.


                                               1994               1993
                                        Carrying Estimated Carrying  Estimated
                                          Value Fair Value   Value  Fair Value
      Assets
      Fixed maturity investments        $4,532.3  $4,321.0 $4,387.7   $4,506.4
      Equity securities                     21.7      21.7     25.9       25.9
      Investment in affiliate               20.8      36.4     25.2       30.7

      Liabilities
      Annuity policyholders' funds
        accumulated (a)                 $4,553.0  $4,510.0 $4,217.5   $4,164.0
      Notes payable (b)                    179.2     182.6    219.1      237.7

      (a) Carrying values are shown net of deferred policy acquisition costs of $65.1 million at December 31, 1994 and $39.2 million at December 31, 1993.

      (b) Carrying values are shown net of debt issue costs of $4.1 million at December 31, 1994 and $6.8 million at December 31, 1993.

   When available, fair values are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities, or similar methods. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   Unrealized Gains (Losses) The components of the Consolidated Balance Sheet caption "Unrealized gains (losses) on marketable securities, net" in stockholders' equity are summarized as follows (in millions):

                                             Unadjusted
                                                 Asset   Effect of  Reported
                                             (Liability) SFAS 115    Amount
     1994
     Fixed maturities - available for sale      $1,326.4   ($67.8)  $1,258.6
     Equity securities                              10.7     11.0       21.7
     Deferred policy acquisition costs, net         61.9      3.2       65.1
     Annuity policyholders' funds
       accumulated                              (4,627.2)     9.1   (4,618.1)
     Deferred income taxes on net
       unrealized losses                              -      15.5       15.5(a)
     Unrealized losses on marketable
       securities, net                                     ($29.0)



                                             Unadjusted
                                                 Asset   Effect of  Reported
                                             (Liability) SFAS 115    Amount
     1993
     Fixed maturities - available for sale      $1,667.0    $87.5   $1,754.5
     Equity securities                              12.8     13.1       25.9
     Deferred policy acquisition costs, net         42.5     (3.3)      39.2
     Annuity policyholders' funds
       accumulated                              (4,246.9)    (9.8)  (4,256.7)
     Deferred income taxes on net
       unrealized gains                               -     (30.6)     (30.6)(a)
     Unrealized gains on marketable
       securities, net                                      $56.9

     (a) Included in "Payable to affiliates, net" on the Consolidated Balance Sheet.

                  AMERICAN ANNUITY GROUP, INC. AND SUBSIDIARIES

   M.  QUARTERLY FINANCIAL DATA (Unaudited)

   The following table represents quarterly results of operations for the years ended December 31, 1994 and 1993 (in millions, except per share data).

                                        First  Second   Third  Fourth   Total
      1994                            Quarter Quarter Quarter Quarter    Year
      Realized gains (losses)          $  0.6  $   -   $  0.1  ($ 0.8)($  0.1)
      Total revenues                     92.9    94.1    91.7    92.5   371.2

      Income from continuing operations  10.8    11.1     9.4     9.6    40.9
      Discontinued operations              -     (2.6)     -       -     (2.6)
      Extraordinary items                (1.1)   (0.3)   (0.4)    0.1    (1.7)
      Accounting change                  (0.5)     -       -       -     (0.5)
      Net income                          9.2     8.2     9.0     9.7    36.1

      Earnings (loss) per common share:
        Continuing operations           $0.28   $0.28   $0.24   $0.25   $1.05
        Discontinued operations            -    (0.07)     -       -    (0.07)
        Extraordinary items             (0.03)  (0.01)  (0.01)     -    (0.05)
        Accounting change               (0.01)     -       -       -    (0.01)
        Net income per common share     $0.24   $0.20   $0.23   $0.25   $0.92

      Average common shares outstanding  35.1    39.1    39.1    39.1    38.1


                                        First  Second   Third  Fourth   Total
      1993                            Quarter Quarter Quarter Quarter    Year
      Realized gains                   $ 13.4  $ 12.8   $ 2.8   $ 6.5  $ 35.5
      Total revenues                    101.4   102.0    89.6    94.2   387.2

      Income from continuing operations  11.4*   16.9    10.3    14.4    53.0*
      Discontinued operations              -       -       -     (9.6)   (9.6)
      Extraordinary item                   -       -     (3.4)     -     (3.4)
      Net income                         11.4    16.9     6.9     4.8    40.0

      Earnings (loss) per common share:
        Continuing operations           $0.30   $0.46   $0.27   $0.38   $1.41
        Discontinued operations            -       -       -    (0.27)  (0.27)
        Extraordinary item                 -       -    (0.10)     -    (0.10)
        Net income per common share     $0.30   $0.46   $0.17   $0.11   $1.04

      Average common shares outstanding  35.1    35.1    35.1    35.1    35.1

      * Includes GALIC relocation charge of $5.2 million, net of tax.


                                     PART IV

   ITEM 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

   (a)  Documents filed as part of this Report:

        1.  Financial Statements are Included in Part II, Item 8.

        2.  Financial Statement Schedules:

            Selected Quarterly Financial Data is included in Note L to the Consolidated Financial Statements.

            Schedules filed herewith:

            For 1994, 1993 and 1992                             Page

            II - Condensed Financial Information of Registrant   S-2

            All other schedules for which provisions are made in the applicable regulation of the Securities and Exchange
            Commission have been omitted as they are not applicable, not required, or the information required thereby is set forth in the Financial Statements or the notes thereto.

        3.  Exhibits - See Exhibit Index on Page E-1.

   (b)  Reports on Form 8-K:  None

                    AMERICAN ANNUITY GROUP, INC. - PARENT ONLY
           SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                  (In millions)





                             Condensed Balance Sheet

                                                     December 31,
   Assets:                                          1994     1993
     Cash and short-term investments              $  1.9   $ 10.4
     Investment in subsidiaries                    457.4(a) 519.6(a)
     Other assets                                   19.4     24.7
                                                  $478.7   $554.7
   Liabilities and Capital:
     Accounts payable, accrued expenses and
       other liabilities                          $ 41.6   $ 50.3
     Payables to affiliates                         40.8     29.1
     Notes payable                                 191.9(b) 225.0
     Stockholders' equity                          204.4(a) 250.3(a)
                                                  $478.7   $554.7


                         Condensed Statement of Earnings


                                                    1994     1993
   Revenues:
     Equity in undistributed earnings of
       subsidiaries                               $ 47.3   $ 97.2
     Dividends from GALIC                           44.0     18.2
     Net investment income                           0.4      0.5
                                                    91.7    115.9
   Costs and Expenses:
     Interest on borrowings and other debt expenses 21.9     22.5
     Provision for GALIC relocation expenses          -       8.0
     Other operating and general expenses            6.6      5.4
                                                    28.5     35.9
   Income from continuing operations before
     income taxes                                   63.2     80.0
   Provision for income taxes                       22.3     27.0
   Income from continuing operations                40.9     53.0

   Discontinued operations, net of tax              (2.6)    (9.6)
   Income before extraordinary items and
     cumulative effect of accounting changes        38.3     43.4

   Extraordinary items, net of tax                  (1.7)    (3.4)
   Cumulative effect of accounting changes,
     net of tax                                     (0.5)      -
   Net Income                                     $ 36.1    $40.0

[FN]
   (a) Includes unrealized gains (losses) of ($29.0) million in 1994 and $56.9 million in 1993.

   (b) Includes $14.0 million principal amount of notes payable owned by GALIC.

                    AMERICAN ANNUITY GROUP, INC. - PARENT ONLY
           SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                  (In millions)





                        Condensed Statement of Cash Flows
                              Year ended December 31

                                                             1994    1993

   Operating Activities:
     Net income                                             $36.1   $40.0
     Adjustments:
       Discontinued operations                                2.6     9.6
       Extraordinary items                                    1.7     3.4
       Accounting change                                      0.5      -
       Equity in net earnings of subsidiaries               (59.7)  (77.6)



       Depreciation and amortization                          0.8     1.2
       Decrease in other assets                               2.7     0.4
       Increase in balances with affiliates                  13.1    40.0
       Decrease in other liabilities                        (12.8)  (10.7)
       Capital distributions from GALIC                      44.0    18.2
       Other, net                                              -     (0.1)
                                                             29.0    24.4

   Investing Activities:
     Additional investments in subsidiaries                  (9.3)  (13.0)

   Financing Activities:
     Additions to notes payable                              30.0   225.0
     Reductions of notes payable                            (55.1) (230.0)
     Cash dividends paid                                     (3.1)   (4.1)
                                                            (28.2)   (9.1)

   Net Increase (Decrease) in Cash and Short-term Investments(8.5)    2.3

   Cash and short-term investments at beginning of period    10.4     8.1

   Cash and short-term investments at end of period         $ 1.9   $10.4

                           AMERICAN ANNUITY GROUP, INC.

                                INDEX TO EXHIBITS

   Number       Exhibit Description
    3.1  Certificate of Incorporation of Registrant

    3.2  By-laws of Registrant

    4.1 Indenture dated as of February 2, 1993, between the Registrant and Star Bank, National Association, as Trustee, relating to the Registrant's 11-1/8% Senior Subordinated Notes due 2003, incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 5, 1993.

    4.2 Indenture dated as of August 18, 1993, between the Registrant and NationsBank, National Association, as Trustee, relating to the Registrant's 9-1/2% Senior Notes due 2001, incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-2 dated August 11, 1993.

   10.1 Agreement of Allocation of Payment of Federal Income Taxes ("American Annuity Tax Allocation Agreement"), dated December 31, 1992, between American Financial Corporation and the Registrant incorporated herein by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.2 Assignment of Tax Allocation Payments dated December 31, 1992, between American Financial Corporation and the Registrant incorporated herein by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.3 Agreement for the Allocation of Federal Income Taxes dated May 13, 1974, between American Financial Corporation and Great American Life Insurance Company, as supplemented on January 1, 1987 incorporated herein by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.4 Investment Services Agreement, dated December 31, 1992, between Great American Life Insurance Company and American Money Management Corporation incorporated herein by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.5 Common Stock Registration Agreement, dated December 31, 1992, between the Registrant and American Financial Corporation and its wholly owned subsidiary Great American Insurance Company incorporated herein by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.6 Common Stock Registration Agreement, dated December 31, 1992 between Chiquita Brands International, Inc. and Great American Life Insurance Company incorporated herein by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.

   10.7 American Annuity Group's 1993 Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.8 to the Registrant's Form 10-K for 1993.

   27.0 Financial Data Schedule - included in Report filed electronically with the Securities and Exchange Commission.

   99.1 Credit Agreement dated as of January 31, 1994 amended and restated as of December 7, 1994.

                           AMERICAN ANNUITY GROUP, INC.

                   EXHIBIT 24 - CONSENT OF INDEPENDENT AUDITORS




   We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-55189) pertaining to the Employee Stock Purchase Plan of American Annuity Group, Inc. of our report dated March 13, 1995, with respect to the consolidated financial statements and schedules of American Annuity Group, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 1994.



                                                            ERNST & YOUNG LLP
   Cincinnati, Ohio
   March 16, 1995

                                    Signatures


            Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, American Annuity Group, Inc. has duly caused this Report to be signed on its behalf by the undersigned, duly authorized.


                                             American Annuity Group, Inc.





   Signed: March 20, 1995                    BY:s/CARL H. LINDNER

                                                  Carl H. Lindner
                                                  Chairman of the Board and
                                                    Chief Executive Officer







            Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

         Signature                         Capacity                   Date



   s/CARL H. LINDNER                 Chairman of the Board      March 20, 1995
     Carl H. Lindner                   of Directors



   s/S. CRAIG LINDNER                Director                   March 20, 1995
     S. Craig Lindner



   s/ROBERT A. ADAMS                 Director                   March 20, 1995
     Robert A. Adams



   s/WILLIAM R. MARTIN               Director                   March 20, 1995
     William R. Martin*



   s/RONALD F. WALKER                Director                   March 20, 1995
     Ronald F. Walker



   s/WILLIAM J. MANEY                Senior Vice President,     March 20, 1995
     William J. Maney                  Treasurer and Chief
                                       Financial Officer
                                       (Principal Accounting Officer)
[FN]
   * Chairman of Audit Committee